

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2021

Carol Craig
Chief Executive Officer
Sidus Space, Inc.
150 N. Sykes Creek Parkway, Suite 200
Merritt Island, FL 32953

  Re: Sidus Space, Inc.
    Draft Registration Statement on Form S-1
    Submitted September 28, 2021
    CIK No. 0001879726

Dear Ms. Craig:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted September 28, 2021

Cover Page

1. You disclose that Ms. Craig, your CEO, beneficially owns 10 million shares, or 100%, of your issued and outstanding Class B common stock. As a result of Ms. Craig's Class B holdings, it appears you may be a "controlled company." Please advise. To the extent you will be a "controlled company" following the completion of this offering, please revise your cover page to disclose your status as a "controlled company", disclose the identity and beneficial ownership percentage of your controlling shareholder and provide a cross-reference to a longer discussion of the exemptions available to you, and those on which you intend to rely, as a "controlled company."

Prospectus Summary
Sidus Constellation, page 2

2.   We note that you have been awarded a 5-year indefinite delivery indefinite quantity contract with NASA. Please revise, where appropriate, to discuss the material terms of this contract and tell us what consideration you have given to filing it as an exhibit. See Item 601(b)(10) of Regulation S-K.

3.   On page 3, you disclose that you have generated space-related manufacturing revenue since 2012. On page 4 and elsewhere, you disclose that you have generated space-related manufacturing revenue since 2014. Please revise to address this inconsistency or advise.

Risk Factors, page 9

4.   We note that Ms. Craig, is also the CEO of Craig Technical Consulting, Inc., your majority shareholder, and is currently pursuing a PhD. We also note that Mr. Silverman, your CFO, is currently an executive officer of several other entities. In light of their involvement with other businesses and activities, please specify the minimum amount of time per week that Ms. Craig and Mr. Silverman devote to your company. If Ms. Craig or Mr. Silverman works less than full time for the company, please include a risk factor indicating the amount of time that she or he dedicates to the company and discuss any related material risks to the company and investors. Also, please consider addressing in a separate risk factor whether Ms. Craig's or Mr. Silverman's outside employment creates a material risk of conflicts of interest with the company and, if so, how such conflicts will be resolved.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

5.   Please revise your MD&A to highlight, if true, that your revenues to date have been from your space related manufacturing offerings and that you have not generated revenue from your commercial constellation space offering.

Business
Existing Relationships, page 48

6.   You state here that your customers include large government contractors and government space agencies. Please revise to disclose your number of customers as of the end of each financial statement period included in the filing.

Our Intellectual Property, page 55

7.   Please disclose the duration of your patents. See Item 101(h)(4)(vii) of Regulation S-K.

Employment Agreements, page 62

8.   You state here that you intend to enter into employment agreements with your management. Please revise to describe the material terms of these agreements and file them as exhibits.

Description of Capital Stock
Exclusive Forum, page 72

9.   Disclosure here states that the federal exclusive forum provision will apply to both Securities Act and Exchange Act claims, while disclosure in the risk factor on page 33 only notes that the provision will apply to Securities Act claims. Please revise or advise.

Consolidated Statements of Operations, page F-4

10.   We note you present a measure of gross profit on the face of your Consolidated Statement of Operations. We further note that it appears all your depreciation expense is currently classified within general and administrative expense. Please tell us how your presentation complies with the guidance in SAB Topic 11.B. In this regard, if you do not allocate any depreciation and amortization to cost of revenue, you should remove the gross profit subtotal from your statements of operations and relabel the cost of revenue line item to indicate that it excludes depreciation and amortization.

General, page F-7

11.   You refer throughout the filing to the importance of your research and development projects on the future success of your business. Please revise to disclose the total research and development costs charged to expense for each period presented. Refer to ASC 730-10-50-1.

Note 2. Summary of Significant Accounting Policies
Principles of Consolidation, page F-7

12.   Please revise to include all of the disclosures required by ASC 810-10-50-2AA and 50-3 regarding your variable interest entity, Aurea Alas. At a minimum, ensure you include in your disclosures the carrying amounts and classification of the VIE's assets and liabilities in the statement of financial position that are consolidated as well as terms of arrangements that could require you to provide financial support to the VIE, including events or circumstances that could expose the reporting entity to a loss in accordance with ASC 810-10-50-3. Also, disclose the impact of the VIE on your financial performance and cash flows. Lastly, ensure you address the disclosures required by ASC 810-10-50-5A.

General

13.   Please supplementally provide us with copies of all written communications, as defined in

Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

 You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Technology


cc: Jeff Fessler